Company

Merrill Lynch International PLC

TIDM


Headline

Rule 8 - Oxford Glycosciences

Released

15:00 24 Jan 2003

Number

6079G


FORM 8.1/8.3

Lodge with Company Announcements Office (which will publicise and copy to the Panel). Use separate form for each class of securities in which dealings have been made.

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) AND 8.3

OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing:
23 January 2003

Date of disclosure:
24 January 2003

Dealing in
Oxford Glycosciences

(1) Class of securities (eg. ordinary
ADR

(2) Amount bought
Amount sold
Price per unit
Currency


570
2.93
USD

(3) Resultant total of the same class owned or controlled (and percentage of class) 0 (0%)

(4) Party making disclosure:
Merrill Lynch International

(5) EITHER (a) Name of purchaser/vendor (Note 1)
Merrill Lynch, Pierce, Fenner and Smith

OR (b) If dealing for discretionary client(s), name of fund management

(6) Reason for disclosure (Note 2)

(a) associate of (i) offeror (Note 3)
Yes


(ii)offeree company
No

Specify which category or categories of associate (1-8 overleaf)
2


If category (8), explain

b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of
No

the class of relevant securities dealt in)

Signed, for and on behalf of the party named in (3)(a) above
..

(Also print name of signatory)
Alasdair Coutts-Britton

Telephone and extension number
+44 2 079963565

Note 1. Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller.

Note 2. Disclosure might be made for more than one reason; if so, state all reasons.

Note 3. Specify which offeror if there is more than one.

Note 4. When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5. It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6. In the case of an average price bargain, each underlying trade should be disclosed.
END